06008555

AB 3/28/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Streamline Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Coast Village Circle
(No. and Street)

Santa Barbara (City) California (State) 93108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

RECEIVED 2006 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Steven L. Gevirtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streamline Capital Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Barbara
Subscribed and sworn (~~or affirmed~~) to before me this 31st day of January, 2006

Notary Public

Signature

PRINCIPAL
Title

WILLIAM B. MULLEN
Commission # 1604815
Notary Public - California
Santa Barbara County
My Comm. Expires Sep 5, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Streamline Capital Corporation

We have audited the accompanying statement of financial condition of Streamline Capital Corporation as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamline Capital Corporation as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Streamline Capital Corporation
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 2,028,033
Marketable securities, at fair market value	2,009,770
Note receivable	250,000
Investments	525,005
Securities, not readily marketable	5,025
Office equipment, net	3,069
Deposits	9,961
Total assets	$ 4,830,863

Liabilities & Stockholder's Equity

Liabilities	
Accrued expenses	$ 10,757
Income tax payable	83,918
Sublease deposits	4,100
Total liabilities	98,775
Commitments and contingencies	–
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized 100 shares issued and outstanding	12,000
Additional paid-in capital	283,521
Retained earnings	4,436,567
Total stockholder's equity	4,732,088
Total liabilities & stockholder's equity	$ 4,830,863

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Consulting fees	$ 6,380,596
Rental income	121,278
Realized gains (losses)	(5,025)
Interest and dividends	119,040
Other income	187,509
Total revenues	6,803,398
Expenses	
Employee compensation and benefits	99,610
Commissions and consulting fees	769,575
Communications	2,657
Occupancy and equipment rental	160,805
Interest	435
Tax and license fees, other than income	8,990
Other operating expenses	58,988
Total expenses	1,101,060
Income before income taxes	5,702,338
Income tax provision	84,718
Net income	$ 5,617,620

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid - In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2004	$ 12,000	$ 249,221	$ (140,053)	$ 121,168
Issuance of additional paid–in capital	–	34,300	–	34,300
Dividends	–	–	(1,041,000)	(1,041,000)
Net income (loss)	–	–	5,617,620	5,617,620
Balance at December 31, 2005	$ 12,000	$ 283,521	$ 4,436,567	$4,732,088

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flow
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income		$ 5,617,620
Adjustments to reconcile to net income to net cash and cash equivalents provided by (used in) operating activities		
Depreciation	$ 52	
Acquisition of preferred stock	(337,496)	
Non-cash fees	(187,509)	
Expiration of options	5,025	
(Increase) decrease:		
Accounts receivable	(159,000)	
Marketable securities, at fair market value	(2,009,770)	
Prepaid expense	379	
(Decrease) increase in:		
Accounts payable	(57,666)	
Accrued expenses	10,757	
Income taxes payable	83,918	
Total adjustments		(2,651,310)
Net cash and cash equivalents provided by (used in) operating activities		2,966,310
Cash flows from investing activities:		
Purchase of equipment	(3,121)	
Net cash and cash equivalents provided by (used in) investing activities		(3,121)
Cash flows from financing activities:		
Proceeds from additional paid–in capital	34,300	
Dividends	(1,041,000)	
Net cash and cash equivalents provided by (used in) financing activities		(1,006,700)
Net increase in cash and cash equivalents		1,956,489
Cash at beginning of year		71,544
Cash at end of year		$ 2,028,033

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 435

During the year ended December 31, 2005 the Company received $337,496 in convertible preferred stock and a $187,509 subordinated debt as compensation. See Note 5.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Streamline Capital Corporation (The "Company") was incorporated in California in June of 1993, under the name of Protective Brokerage Corporation. In January of 1997, the Company changed its name to Streamline Capital Corporation. The Company first began receiving revenue in 1997.

The Company operates under a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers ("NASD").

The consulting fee incomes are for retainers that are paid after letters of agreement are signed for merger and investment banking business. Additionally, transaction fees are earned in the form of commission income, based on the completion of corporate finance transactions. To date, clients have participated in a broad array of industries, including telecommunications, healthcare, apparel packaging, consumer products, utility outsourcing and defense. The Company had a few client transactions for the year ending December 31, 2005.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

The Company recognizes its retainer fee income when earned. The retainer fees are received from clients typically on a monthly basis as outlines in the Investment Banking Agreement at inception and are not contingent on the completion of at transaction. In the case of valuation work, 50% of the fee is usually paid up-front, with the remaining 50% payable upon the delivery of the final product.

Advertising and promotion costs are expensed as incurred.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of mutual funds with a fair-market value of $1,009,770 and municipal bonds with a fair-market value of $1,000,000 at December 31, 2005. The Company also included $20,336 in interest income.

Note 3: NOTE RECEIVABLE

During the year ending December 31, 2005 the Company issued an unsecured promissory note for $250,000 at the rate of 15%.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first, second, and

Note 4: SECURITIES, NOT READILY MARKETABLE (Continued)

third tranches have expired.

The Company has the remaining options to exercise in the following tranche:

		Exercisable on	Expires on	Exercise Price
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $5,025.

Note 5: INVESTMENTS

The investment account consists of :

Subordinated debt

During the year ended December 31, 2005 the Company received subordinated debt as compensation for services rendered. The debt is due in 2011 at a rate of 12%. At December 31, 2005 the investment was valued at $187,509.

Convertible preferred stock

During the year ended December 31, 2005 the Company received convertible preferred stock as compensation for services rendered. The disposition of these stocks is restricted for two years. At December 31, 2005 the investment was valued at $337,496.

Note 6: OFFICE EQUIPMENT

Office equipment is recorded at cost.

		Depreciable Life Years
Office equipment	$ 3,121	5
Less accumulated depreciation	(52)	
Office equipment, net	$ 3,069	

Depreciation expense for the year ended December 31, 2005 was $52.

Note 7: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $84,718 represents the 1.5% over the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement for office spaces in Santa Barbara under a noncancellable lease which commenced in February 2001 and expires on January 31, 2006. The Company has also entered into certain noncancellable leases for office equipment and an automobile. These leases vary in length and expiration.

The future minimum lease expenses for office space, office equipment, and the auto are:

December 31,	
2006	$ 24,283
2007	7,274
2008	1,830
Thereafter	–
	$ 33,387

Total rent expense for the year ended December 31, 2005 was $155,545. The office equipment and the auto lease expense for the year end December 31, 2005 was $11,707.

The Company is currently subleasing a portion of its office space to an unrelated party. Future minimum revenues from this space are:

December 31,	
2006	$ 10,100
2007	–
	$ 10,100

The total rent income for the year ended December 31, 2005 was $121,278.

Note 8: <u>COMMITMENTS AND CONTINGENCIES</u>
(Continued)

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2005, the Company had deposits with financial institutions with uninsured cash balances totaling $1,917,468. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 10: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $4,388,630, which was $4,382,045 in excess of its required net capital of $6,585; and the Company's ratio of aggregate indebtedness ($98,775) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2005

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $71,825 material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 4,460,455
Adjustments:		
Retained earnings	$ 248,501	
Non-allowable assets	(182,431)	
Haircuts on securities	(70,684)	
Haircuts on municipal bonds	(67,000)	
Haircuts on money market accounts	(211)	
Total adjustments		(71,825)
Net capital per audited statements		$ 4,388,630

Streamline Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 12,000	
Additional paid-in capital	283,521	
Retained earnings	4,436,567	
Total stockholder's equity		$ 4,732,088
Less: Non-allowable assets		
Note receivable	(187,508)	
Securities, not readily marketable	(5,025)	
Office equipment	(3,069)	
Lease deposit	(9,961)	
Net adjustments to stockholder's equity		(205,563)
Net capital before haircuts and undue concentration		4,526,525
Less: Haircuts and undue concentration		
Haircuts on securities	(70,684)	
Haircuts on municipal bonds	(67,000)	
Haircuts on money market accounts	(211)	
Total haircuts and undue concentration		(137,895)
Net Capital		4,388,630
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,585	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(6,585)
Excess net capital		$ 4,382,045
Ratio of aggregate indebtedness to net capital	0.02:1	

There was a $71,825 material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 11.

See independent auditor's report.

Streamline Capital Corporation
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Streamline Capital Corporation

In planning and performing our audit of the financial statements and supplement schedules of Streamline Capital Corporation for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Streamline Capital Corporation including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2006